UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                       August
20, 2018

  Andrew Freedman, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, New York 10019

          Re:     ProLung, Inc.
                  PRRN14A filed by Steven C. Eror et al.
                  Filed August 15, 2018
                  File No. 001-38362

  Dear Mr. Freedman:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  General

  1. Please be advised that if the participants intend to rely upon Rule 14a-5(c), such reliance would be impermissible at any time before the issuer distributes the information to security holders. If the participants decide to disseminate their consent solicitation statement prior to the distribution of the issuer's consent revocation statement, the participants must undertake to provide any omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive consent solicitation statement without all required disclosures. Please advise us as to the timing of the participants' anticipated distribution.

  Reasons for the Solicitation, page 10

  2. Please provide us with the factual foundation for the belief that five directors resigned due to concerns regarding the manner in which the Audit Committee investigation involving Mr.
     Eror was conducted as well as the associated duress the resigning directors were under to approve Mr. Eror's termination. Alternatively, please delete the statement. See Note b. to
     Rule 14a-9.
 Andrew Freedman, Esq.
August 20, 2018
Page 2

The Nominees, page 14

3. Mr. Eror's beneficial ownership is estimated at 4.5% of ProLung's outstanding class of shares "as of the date hereof." Please confirm for us, with a view toward revised disclosure, whether or not Mr. Eror has experienced a change in his level of beneficial ownership.

Additional Information Concerning the Participants, Page 21

4. No statutory basis exists or foundation within Regulation 13D-G to represent that members of a "group" as referenced in Section 13(d)(3) could be deemed the beneficial owners of the shares held by other members by virtue of membership in the group alone. To the contrary,
   Rule 13d-5(b)(1), by its terms, explains that a group is deemed to have acquired the beneficial ownership of its members. Please revise to remove the implication that membership in a group, alone and without more, produces the attribution of beneficial ownership held by other group members as currently stated on page 22.

Form of Proxy

5. Given that the size of the board cannot be increased absent a bylaw amendment first authorizing the shareholders to have that authority, please present the proposal as two separate mattes in accordance with Rule 14a-4(a)(3). In addition, please advise us, with a view toward revised disclosure, why it is necessary to ask for shareholders to have the
   "exclusive" authority to expand the Board's size and whether the inclusion of such language could result in litigation under  141(a) of the Delaware General Corporate
Law.

                                        *       *      *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202)
551-3266, with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions